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                                  PRESS RELEASE
                                  EXHIBIT (a)(9)

                                    Chester Bancorp, Inc. (Nasdaq Symbol: CNBA)
                                    1112 State Street
                                    Chester, Illinois 62233
                                    Phone: (800) 851-5371


For additional information, contact:
Michael W. Welge
Chairman, President and Chief Financial Officer
(800) 851-5371

Date:  August 16, 2001

             CHESTER BANCORP, INC. ANNOUNCES RESULTS OF TENDER OFFER

         CHESTER, ILLINOIS - Chester Bancorp, Inc. (Nasdaq Symbol: CNBA) (the "Company"), announced today the final results of its tender offer, which expired on August 15, 2001. On July 10, 2001, the Company offered to purchase up to 250,000 shares of its Common Stock at $17.75 per share and reserved the right to purchase additional shares in an amount of up to 2% of its outstanding shares. As of August 15, 2001, the Company has accepted for payment a total of 273,216 shares of its Common Stock at a purchase price of $17.75 per share. The offer was over-subscribed; however, the Company increased the tender offer by 23,216 shares, which is approximately 1.8% of its outstanding shares, and the Company accepted all shares validly tendered. The Company's management and Board of Directors believe that the Company's business, assets and prospects, coupled with the market price of its shares of Common Stock, made this purchase of shares pursuant to the terms and conditions of the offer an attractive investment opportunity.